SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 August 8, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia XM Radio Partners, LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Virginia

Number of              7      Sole Voting Power
Shares
Beneficially                  2,946,437.32*

Owned By               8      Shared Voting Power
Each
Reporting                     584,905.66**

Person With            9      Sole Dispositive Power

                              2,946,437.32*

                      10      Shared Dispositive Power

                              584,905.66**

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              3,531,342.98***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital Equity Partners II (QP), L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital Equity Partners II (Cayman), L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Cayman Islands

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital Equity Partners II, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Virginia

Number of              7      Sole Voting Power
Shares
Beneficially                  0

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              0

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital Equity Partners, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital Investors, L.L.C.

2. Check the Appropriate Box if a Member of a Group

   (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    James B. Fleming, Jr.

2. Check the Appropriate Box if a Member of a Group

   (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    U.S.

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    R. Philip Herget, III

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    U.S.

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                               -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Harry F. Hopper III

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    U.S.

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     3,531,342.98***

Person With            9      Sole Dispositive Power

                               -0-

                      10      Shared Dispositive Power

                              3,531,342.98***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     IN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia XM Satellite Partners III, LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Virginia

Number of              7      Sole Voting Power
Shares
Beneficially                  309,558.981*****

Owned By               8      Shared Voting Power
Each
Reporting                     3,221,784******

Person With            9      Sole Dispositive Power

                              309,558.981*****

                      10      Shared Dispositive Power

                              3,221,784******


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Columbia Capital Equity Partners III (QP), L.P.

2. Check the Appropriate Box if a Member of a Group

   (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  275,346.679*******

Owned By               8      Shared Voting Power
Each
Reporting                     3,255,996.302********

Person With            9      Sole Dispositive Power

                              275,346.679*******

                      10      Shared Dispositive Power

                              3,255,996.302********


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,531,342.98***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     10.63%****

14.  Type of Reporting Person

     PN

                                       Key

* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings, Inc. (the "Issuer") includes the shares of Class A Stock which Columbia XM Radio Partners, LLC ("Columbia") may acquire upon its conversion of the 4,500 shares of 8.25% Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer it purchased on August 8, 2000. At this time, the 4,500 shares of Preferred Stock may be converted into 169,811.321 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia may acquire beneficial ownership upon the conversion of the 8,203.313 shares of Preferred Stock which Columbia XM Satellite Partners III, LLC ("Columbia III") purchased on August 8, 2000 and the 7,296.687 shares of Preferred Stock which Columbia Capital Equity Partners III (QP), L.P. ("Columbia QP III") purchased on August 8, 2000. At this time, the 15,500 shares of Preferred Stock may be converted into 584,905.66 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which Columbia, Columbia Capital, L.L.C. (the "Manager"), Columbia
          Capital  Equity  Partners  II (QP),  L.P.  ("Columbia  QP"),  Columbia
          Capital  Equity  Partners  II  (Cayman),   L.P.  ("Columbia  Cayman"),
          Columbia  Capital  Equity  Partners  II,  L.P.  ("Columbia   Equity"),
          Columbia Capital Equity Partners, L.L.C. ("Columbia Equity LLC"), Columbia Capital Investors, L.L.C. ("Columbia Investors"), James R. Fleming, Jr. ("Fleming"), R. Philip Herget, III ("Herget"), Harry F. Hopper III ("Hopper"), Columbia III, and Columbia QP III (collectively, the "Reporting Persons") may acquire beneficial ownership upon the conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III on August 8, 2000. At this time, the 20,000 shares of Preferred Stock may be converted into 754,716.981 shares of Class A Stock.

**** This value for the percentage of Class A Stock owned by the Reporting Persons reflects the shares of Class A Stock which may be acquired upon conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III as shares of Class A Stock owned by the Reporting Persons and as a portion of the total number of shares of Class A Stock outstanding.

***** This total of shares of Class A Stock includes the shares of Class A Stock which Columbia III may acquire upon the conversion of the 8,203.313 shares of Preferred Stock which Columbia III purchased on August 8, 2000. At this time, the 8,203.313 shares of Preferred Stock may be converted into 309,558.981 shares of Class A Stock.

****** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia III may acquire beneficial ownership upon the conversion of the 11,796.687 shares of Preferred Stock which Columbia and Columbia QP III purchased on August 8, 2000. At this time, the 11,796.687 shares of Preferred Stock may be converted into 445,158 shares of Class A Stock.

******* This total of shares of Class A Stock includes the shares of Class A Stock which Columbia QP III may acquire upon the conversion of the 7,296.687 shares of Preferred Stock which Columbia QP III purchased on August 8, 2000. At this time, the 7,296.687 shares of Preferred Stock may be converted into 275,346.679 shares of Class A Stock.

******** This  total of shares of Class A Stock  includes  the shares of Class A
         Stock of which Columbia QP III may acquire beneficial ownership upon the conversion of the 12,703.313 shares of Preferred Stock which Columbia and Columbia III purchased on August 8, 2000. At this time, the 12,703.313 shares of Preferred Stock may be converted into 479,370.302 shares of Class A Stock.

Item 1.  Security and Issuer

This Statement relates to the Class A Stock of the Issuer. The Issuer's principal executive offices are located at 1500 Eckington Place, NE Washington, DC 20002. The Reporting Persons (as defined below) have entered into a Joint Filing Agreement dated August 8, 2000, a copy of which is attached hereto as
Exhibit 1. This filing is to replace and supercede the previous filing made by a segment of the Reporting Persons on October 18, 1999 and to be subsequently amended. This new filing includes two additional parties as Reporting Persons, Columbia III and Columbia QP III.

Item 2.  Identity and Background

This statement is being filed by Columbia, a Virginia limited liability corporation, its managing member, the Manager, a Delaware limited liability company, Columbia QP, a Delaware limited partnership, Columbia Cayman, a Cayman Island's limited partnership, Columbia Equity, a Delaware limited partnership, Columbia Equity LLC, a Delaware limited liability company, Columbia Investors, a Delaware limited liability company, Columbia III, a Virginia limited liability company, Columbia QP III, a Delaware limited partnership, Fleming, Herget and Hopper. The Manager, Columbia QP, Columbia Cayman, and Columbia Equity and Columbia Investors are the members of Columbia and the Manager is the managing member of Columbia. Columbia Equity LLC is the general partner of each of Columbia QP, Columbia Cayman and Columbia Equity. Pursuant to the limited liability company agreement of the Manager, each of Messrs. Fleming, Herget and Hopper (the "Individual Reporting Persons") exercise voting and dispositive control over the Manager. Columbia QP III is the managing member of Columbia
III. Messrs.  Fleming, Herget and Hopper are the managing members of Columbia QP
III. Pursuant to the limited liability company agreement of Columbia Equity LLC, each of the Individual Reporting Persons exercises voting and dispositive control over Columbia Equity LLC. Columbia Investors is member managed by the Individual Reporting Persons and each of the Individual Reporting Persons exercises voting and dispositive control over Columbia Investors.

The principal business address of each of the Reporting Persons is 201 N. Union Street, Suite 300, Alexandria, Virginia 22314.

Columbia, Columbia III and Columbia QP III were formed (i) to acquire, own, hold, sell, convert, exchange and transfer equity interests in or indebtedness of the Issuer, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

The Manager was formed to (i) act as the manager of Columbia Capital Equity Partners II, L.P., and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. Columbia Equity L.L.C. was formed to act as the general partner of each of the partnerships of Columbia Capital Equity Partners II, L.P. The Individual Reporting Persons serve in various management capacities with the Manager, Columbia Equity LLC and Columbia Investors.

Each of Columbia QP, Columbia Cayman, Columbia Equity and Columbia Investors was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

This Statement covers the 2,776,626 shares of Class A Stock which Columbia acquired on October 8, 1999 and the shares of Class A Stock of which the Reporting Persons may acquire beneficial ownership upon the conversion of 20,000 shares of Preferred Stock purchased as follows: 4,500 by Columbia, 8,203.313 by Columbia III and 7,296.687 by Columbia QP III on August 8, 2000 (such shares are sometimes referred to in this Statement as the "Securities"). At this time, the 20,000 shares of Preferred Stock may be converted into 754,716.981 shares of Class A Stock.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, with the exception of Columbia Cayman, which is a Cayman Islands entity, each of the Reporting Persons and their executive officers and managing directors are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration


Shares of Preferred Stock

Columbia purchased 4,500 shares of Preferred Stock, Columbia III purchased 8,203.313 shares of Preferred Stock, and Columbia QP III purchased 7,296.687 shares of Preferred Stock. The consideration paid by Columbia was $4,500,000, the consideration paid by Columbia III was $8,203,313 and the consideration paid by Columbia QP III was $7,296,687, or $1,000 per share of Preferred Stock. The source of such consideration was the general financial holdings of the entities.

Shares of Class A Stock Acquired upon Conversion of the Note
-------------------------------------------------------------

The 2,696,626 shares of Class A Stock owned of record by Columbia as of the date of this Statement were acquired, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The details of the purchase and conversion of the Note are set forth below.

Pursuant to a Note Purchase Agreement dated June 7, 1999 among the Issuer, Columbia and certain other shareholders of the Issuer, on July 7, 1999, the Issuer issued $250,000,000 of subordinated convertible notes to several new strategic and financial investors including Columbia, and the Issuer used $75,000,000 of the proceeds from these notes to repay the outstanding loan payable to Worldspace, Inc., a Maryland corporation ("Worldspace"). Pursuant to this Agreement, Columbia purchased the Note for a purchase price of $25,000,000.

On October 8, 1999, upon the completion of the Offering, the Note converted into 2,696,626 shares of Class A Stock. As a result of this conversion, as of October 8, 1999, Columbia owned an aggregate of 2,696,626 shares of Class A Stock.

Shares of Class A Stock Purchased in the Offering
--------------------------------------------------

Columbia purchased 80,000 shares of Class A Stock of the Issuer in the Offering. The consideration paid by Columbia was $960,000, or $12.00 per share, which was the initial public offering price in the Offering. The source of such consideration was cash on hand. As a result of the shares of Class A Stock received upon conversion of the Note and the shares of Class A Stock purchased in the offering, on October 8, 1999, Columbia owned an aggregate of 2,776,626 shares of Class A Stock.


Item 4.  Purpose of Transaction

Columbia acquired 2,776,626 shares of Class A Stock and Columbia, Columbia III and Columbia QP III purchased 20,000 shares of Preferred Stock in order to demonstrate their commitment to the Issuer's long-term business plans and objectives.

Prior to October 8, 1999, Columbia owned a Subordinated Convertible Note in the amount of $25,000,000 issued and payable by the Issuer (the "Note"). On October 8, 1999, the Issuer completed an initial public offering of 10,000,000 shares of Class A Stock (the "Offering"). Upon completion of the Offering, the Note converted into 2,696,626 shares of Class A Stock. As a result of this conversion, as of October 8, 1999, Columbia owned 2,696,626 shares of Class A Stock of the Issuer. In addition to the Class A Stock described above, Columbia purchased 80,000 shares of Class A Stock on October 8, 1999. The 2,696,626 shares of Class A Stock owned by Columbia as a result of the conversion of the Note as of the date of this Statement were acquired for $25,000,000, on July 7, 1999, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act.

Certain of Columbia's, Columbia III's and Columbia QP III's rights with respect to the Issuer are governed by an amended and restated shareholders' agreement (the "Shareholders Agreement") dated as of August 8, 2000. The Shareholders Agreement is incorporated herein by reference as Exhibit 2. Except as described in this Item 4 and below in Item 6, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. Subject to the restrictions under the Shareholders' Agreement, the Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell their shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.


Item 5.  Interest in Securities of the Issuer

The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (9) American Honda Motor Co., Inc. ("Honda"). The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

Based solely upon the Available Data, the Reporting Persons believe that, as of August 8, 2000, the other members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $26.50.

Name of Beneficial Owner          Number of Shares          Percentage
------------------------          ----------------          ----------
MOTIENT                           16,757,262                    34.3%
GM                                11,861,221                    27.0%
DIRECTV                            6,307,969                    16.4%
CLEAR CHANNEL                      8,329,877                    25.8%
COLUMBIA                           3,531,343                    10.9%
TELCOM                             2,661,211                     8.2%
MADISON DEARBORN                   4,663,418                    14.4%
AEA                                2,264,151                     7.0%
HONDA                              1,886,792                     5.8%
BARON                              2,253,314                     7.0%


Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock within the past 60 days.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of
$75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,222 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 78,262 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,225 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share (2) on October 8, 1999 M-D Special Equity acquired 1,738 shares of the Issuer's Class A Stock at a purchase price of $12.00 per share, the initial public offering pirce of Class A Stock and (3) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"),
(3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Shareholders' Agreement

Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Registration Rights Agreement

In addition to the contracts and agreements described above and in Item 4 above, Columbia, Columbia III and Columbia QP III has certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, Columbia, Columbia III, Columbia QP III and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Item 7                     Material to be Filed as Exhibits

Exhibit 1. Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia, Columbia QP III, Columbia III, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2.  Amended and  Restated  Registration  Rights  Agreement,  dated as of
August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia, Columbia QP III, Columbia III, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 8, 2000

                                       COLUMBIA XM RADIO PARTNERS, LLC
                                       By: Columbia Capital LLC,
                                            its Managing Member


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA CAPITAL LLC


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA CAPITAL EQUITY PARTNERS II
                                        (QP), L.P.
                                       By: Columbia Capital Equity Partners LLC,
                                            its Managing Member

                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:    James B. Fleming, Jr.
                                       Title:   Managing Member


                                       COLUMBIA CAPITAL EQUITY PARTNERS II
                                        (CAYMAN), L.P.
                                       By: Columbia Capital Equity Partners LLC,
                                            its Managing Member


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.
                                       By: Columbia Capital Equity Partners LLC,
                                            its Managing Member

                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA CAPITAL EQUITY PARTNERS LLC


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA CAPITAL INVESTORS, L.L.C.


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA XM SATELLITE PARTNERS III, LLC
                                       By, Columbia Capital Equity Partners III
                                            (QP), L.P.


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                       COLUMBIA CAPITAL EQUITY PARTNERS III
                                        (QP), L.P.


                                       By: /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                       Name:   James B. Fleming, Jr.
                                       Title:  Managing Member


                                           /s/ James B. Fleming, Jr.
                                           -------------------------------------
                                               JAMES B. FLEMING, JR.


                                           /s/ R. Philip Herget, III
                                           -------------------------------------
                                               R. PHILIP HERGET, III


                                           /s/ Harry F. Hopper III
                                           -------------------------------------
                                               HARRY F. HOPPER III

                                  Exhibit Index

Exhibit
1.       Joint filing agreement attached following this page

2. Amended and Restated Shareholders Agreement between and among Columbia, Columbia QP III, Columbia III, the Issuer and certain other significant stockholders of the Issuer is incorporated by reference from the Issuer's registration statement filed on a form S-1/A on August 17, 2000.

3. Amended and Restated Registration Rights Agreement between and among Columbia, Columbia QP III, Columbia III, the Issuer and certain other significant stockholders of the Issuer is incorporated by reference from the Issuer's Registration Statement filed on form S-1/A on August 17, 2000.

                                     EXHIBIT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date: August 8, 2000

                                  COLUMBIA XM RADIO PARTNERS, LLC
                                  By: Columbia Capital LLC, its Managing Member


                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                      COLUMBIA CAPITAL LLC

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA CAPITAL EQUITY PARTNERS II
                                   (QP), L.P.
                                  By: Columbia Capital Equity Partners LLC,
                                       its Managing Member

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA CAPITAL EQUITY PARTNERS II
                                   (CAYMAN), L.P.
                                  By: Columbia Capital Equity Partners LLC,
                                       its Managing Member

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.
                                  By: Columbia Capital Equity Partners LLC,
                                      its Managing Member

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA CAPITAL EQUITY PARTNERS LLC

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA CAPITAL INVESTORS, L.L.C.

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA XM SATELLITE PARTNERS III, LLC
                                  By, Columbia Capital Equity Partners III
                                       (QP), L.P.

                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  COLUMBIA CAPITAL EQUITY PARTNERS III
                                   (QP), L.P.


                                  By: /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                  Name:   James B. Fleming, Jr.
                                  Title:  Managing Member


                                  /s/ James B. Fleming, Jr.
                                      -------------------------------------
                                      JAMES B. FLEMING, JR.


                                  /s/ R. Philip Herget, III.
                                      -------------------------------------
                                      R. PHILIP HERGET, III


                                  /s/ Harry F. Hopper III
                                      -------------------------------------
                                      HARRY F. HOPPER III